UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

EXP WORLD HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 Par Value
(Title of Class of Securities)

30212W100
(CUSIP Number)

Glenn Sanford	Penny Sanford
Jason Gesing	336 36th Street
Eugene Frederick	Bellingham, WA 98225
2219 Rimland Drive, Suite 301	Tel: (360) 393-1853
Bellingham, WA 98226
Tel (360) 685-4206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Christopher J. Voss K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, Washington 98104

Tel: (206) 370-7609

March 31, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Glenn D. Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		44,111,212 shares of common stock (1)
	8	SHARED VOTING POWER 267,676 shares of common stock(2)
	9	SOLE DISPOSITIVE POWER 44,111,212 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
267,676 shares of common stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,378,888 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 42,034,338 shares of common stock and stock options exercisable for an aggregate of 2,076,874 shares of common stock.
(2)Shares held by other members of Glenn D. Sanford’s household.
(3)Based on 150,416,865 shares of common stock issued and outstanding as of March 31, 2022.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Penny Sanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		27,764,043 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,764,043 shares of common stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,764,043 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 150,416,865 shares of common stock issued and outstanding as of March 31, 2022.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS Jason Gesing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,477,312 shares of common stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,477,312 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,477,312 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 2,177,312 shares of common stock and stock options exercisable for an aggregate of 300,000 shares of common stock.

(2) Based on 150,416,865 shares of common stock issued and outstanding as of March 31, 2022.

SCHEDULE 13D/A

CUSIP No. 30212W100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eugene Frederick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5,235,254 shares of common stock(1)
	8	SHARED VOTING POWER 22,771 shares of common stock(2)
	9	SOLE DISPOSITIVE POWER 5,235,254 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
22,771 shares of common stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,258,025 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 5,235,159 shares of common stock and stock options exercisable for an aggregate of 95 shares of common stock.

(2) Shares held by other members of Eugene Frederick’s household.

(3) Based on 150,416,865 shares of common stock issued and outstanding as of March 31, 2022.

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2017 as amended by that certain Amendment No. 1 to Schedule 13D filed on March 8, 2021 (“Amendment No. 1”), as further amended by that certain Amendment No. 2 to Schedule 13D filed on April 23, 2021, as further amended by that certain Amendment No. 3 to Schedule 13D filed on August 24, 2021, and as further amended by that certain Amendment No. 4 to Schedule 13D filed on January 25, 2022 (as amended, the “Schedule 13D”). This Amendment No. 5 is being filed to reflect subsequent acquisitions and dispositions of shares of Common Stock by Mr. Sanford, Mr. Gesing, Mr. Frederick, Ms. Sanford and their reported households, including dispositions pursuant to their respective 10b5-1 Sale Plans. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5.  Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

As of March 31, 2022, the Reporting Persons as a group are the beneficial owners of 79,878,268 shares of Common Stock. Such shares of Common Stock represent beneficial ownership of 53.2% of outstanding shares of Common Stock.

By virtue of the relationship described in Amendment No. 1, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Company beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(a)See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.
(b)Schedule A hereto sets forth certain information with respect to transactions by the Reporting Persons in shares of Common Stock during the past 60 days.
(c)Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(d)Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2022	/s/ Glenn Sanford
Glenn Sanford

Dated: May 9, 2022	/s/ Penny Sanford
Penny Sanford

Dated: May 9, 2022	/s/ Jason Gesing
Jason Gesing

Dated: May 9, 2022	/s/ Eugene Frederick
Eugene Frederick

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Transactions in Shares of Common Stock in the last 60 days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Glenn Sanford

Acquisition of Non-Derivative Securities	15,866	0.07	05/03/2022
Sale of Common Stock[1]	(15,866)	15.0164[2]	05/03/2022
Acquisition of Non-Derivative Securities	46,525	0.07	05/04/2022
Sale of Common Stock[3]	(45,725)	15.4542[4]	05/04/2022
Sale of Common Stock[5]	(800)	16.1838[6]	05/04/2022
Exercise of Derivative Securities	(15,966)	0.00	05/03/2022
Exercise of Derivative Securities	(46,525)	0.00	05/04/2022
Acquisition of Non-Derivative Securities	100	0.07	04/26/2022
Sale of Common Stock[7]	(100)	15.10	04/26/2022
Acquisition of Non-Derivative Securities	509	0.07	04/27/2022
Sale of Common Stock[8]	(509)	15.0173[9]	04/27/2022
Exercise of Derivative Securities	(100)	0.00	04/26/2022
Exercise of Derivative Securities	(509)	0.00	04/27/2022
Acquisition of Non-Derivative Securities	3,456	0.07	04/22/2022
Sale of Common Stock[10]	(3,456)	15.4409[11]	04/22/2022
Acquisition of Non-Derivative Securities	14,544	0.07	04/25/2022

1 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

2 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.00 to $15.07, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

3 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

4 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.00 to $15.98, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

5 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

6 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.08 to $16.36, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

7 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

8 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

9 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.00 to $15.095, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

10 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

11 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.04 to $15.93, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock[12]	(14,544)	15.3107[13]	04/25/2022
Exercise of Derivative Securities	(3,456)	0.00	04/22/2022
Exercise of Derivative Securities	(14,544)	0.00	04/25/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/20/2022
Sale of Common Stock[14]	(9,000)	16.4808[15]	04/20/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/21/2022
Sale of Common Stock[16]	(7,220)	15.5897[17]	04/21/2022
Sale of Common Stock[18]	(1,780)	16.6552[19]	04/21/2022
Exercise of Derivative Securities	(9,000)	0.00	04/20/2022
Exercise of Derivative Securities	(9,000)	0.00	04/21/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/18/2022
Sale of Common Stock[20]	(9,000)	15.8867[21]	04/18/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/19/2022
Sale of Common Stock[22]	(9,000)	16.5065[23]	04/19/2022
Exercise of Derivative Securities	(9,000)	0.00	04/18/2022
Exercise of Derivative Securities	(9,000)	0.00	04/19/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/13/2022

12 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

13 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.00 to $15.50, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

14 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

15 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.00 to $16.84, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

16 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

17 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.22 to $16.21, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

18 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

19 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.22 to $17.21, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

20 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

21 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.49 to $16.26, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

22 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

23 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $15.87 to $16.83, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock[24]	(9,000)	17.0354[25]	04/13/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/14/2022
Sale of Common Stock[26]	(8,971)	16.6899[27]	04/14/2022
Sale of Common Stock[28]	(29)	17.30	04/14/2022
Exercise of Derivative Securities	(9,000)	0.00	04/13/2022
Exercise of Derivative Securities	(9,000)	0.00	04/14/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/11/2022
Sale of Common Stock[29]	(8,800)	17.0719[30]	04/11/2022
Sale of Common Stock[31]	(200)	17.40[32]	04/11/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/12/2022
Sale of Common Stock[33]	(8,173)	17.0795[34]	04/12/2022
Sale of Common Stock[35]	(827)	17.7683[36]	04/12/2022
Exercise of Derivative Securities	(9,000)	0.00	04/11/2022
Exercise of Derivative Securities	(9,000)	0.00	04/12/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/07/2022
Sale of Common Stock[37]	(7,200)	17.2952[38]	04/07/2022

24 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

25 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.53 to $17.30, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

26 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

27 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.29 to $17.28, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

28 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

29 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

30 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.37 to $17.36, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

31 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

32 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $17.39 to $17.41, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

33 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

34 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.62 to $17.58, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

35 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

36 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $17.62 to $17.86, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

37 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

38 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.92 to $17.78, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock[39]	(1,800)	18.66[40]	04/07/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/08/2022
Sale of Common Stock[41]	(9,000)	16.7929[42]	04/08/2022
Exercise of Derivative Securities	(9,000)	0.00	04/07/2022
Exercise of Derivative Securities	(9,000)	0.00	04/08/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/05/2022
Sale of Common Stock[43]	(7,700)	20.119[44]	04/05/2022
Sale of Common Stock[45]	(1,200)	21.17[46]	04/05/2022
Sale of Common Stock[47]	(100)	21.77	04/05/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/06/2022
Sale of Common Stock[48]	(8,925)	18.7157[49]	04/06/2022
Sale of Common Stock[50]	(75)	19.49	04/06/2022
Exercise of Derivative Securities	(9,000)	0.00	04/05/2022
Exercise of Derivative Securities	(9,000)	0.00	04/06/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/01/2022
Sale of Common Stock[51]	(8,500)	20.5007[52]	04/01/2022

39 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

40 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $18.39 to $19.20, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

41 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

42 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $16.24 to $17.16, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

43 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

44 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $19.73 to $20.61, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

45 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

46 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $20.74 to $21.54, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

47 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

48 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

49 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $18.48 to $19.43, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

50 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

51 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

52 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $20.10 to $21.08, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock[53]	(500)	21.286[54]	04/01/2022
Acquisition of Non-Derivative Securities	9,000	0.07	04/04/2022
Sale of Common Stock[55]	(2,982)	21.5221[56]	04/04/2022
Sale of Common Stock[57]	(6,018)	22.0364[58]	04/04/2022
Exercise of Derivative Securities	(9,000)	0.00	04/01/2022
Exercise of Derivative Securities	(9,000)	0.00	04/04/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/30/2022
Sale of Common Stock[59]	(5,344)	22.6778[60]	03/30/2022
Sale of Common Stock[61]	(3,656)	23.4726[62]	03/30/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/31/2022
Sale of Common Stock[63]	(8,500)	21.628[64]	03/31/2022
Sale of Common Stock[65]	(500)	22.184[66]	03/31/2022
Exercise of Derivative Securities	(9,000)	0.00	03/30/2022
Exercise of Derivative Securities	(9,000)	0.00	03/31/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/28/2022

53 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

54 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $21.19 to $21.40, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

55 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

56 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $20.75 to $21.73, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

57 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

58 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $21.75 to $22.36, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

59 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

60 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.19 to $23.18, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

61 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

62 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.19 to $23.92, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

63 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

64 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $21.12 to $22.08, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

65 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

66 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.13 to $22.29, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock[67]	(7,861)	21.6013[68]	03/28/2022
Sale of Common Stock[69]	(1,139)	22.2308[70]	03/28/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/29/2022
Sale of Common Stock[71]	(4,744)	23.2655[72]	03/29/2022
Sale of Common Stock[73]	(4,256)	23.6695[74]	03/29/2022
Exercise of Derivative Securities	(9,000)	0.00	03/28/2022
Exercise of Derivative Securities	(9,000)	0.00	03/29/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/24/2022
Sale of Common Stock[75]	(8,900)	23.6137[76]	03/24/2022
Sale of Common Stock[77]	(100)	24.10	03/24/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/25/2022
Sale of Common Stock[78]	(6,455)	22.0793[79]	03/25/2022
Sale of Common Stock[80]	(2,145)	23.1406[81]	03/25/2022
Sale of Common Stock[82]	(400)	23.7888[83]	03/25/2022
Exercise of Derivative Securities	(9,000)	0.00	03/24/2022

67 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

68 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $21.15 to $22.14, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

69 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

70 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.15 to $22.37, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

71 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

72 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.50 to $23.49, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

73 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

74 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.50 to $23.90, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

75 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

76 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.07 to $23.81, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

77 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

78 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

79 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $21.65 to $22.60, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

80 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

81 The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.70 to 23.67, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

82 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

83 The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.72 to 23.87, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Exercise of Derivative Securities	(9,000)	0.00	03/25/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/22/2022
Sale of Common Stock[84]	(8,567)	25.299[85]	03/22/2022
Sale of Common Stock[86]	(433)	25.66[87]	03/22/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/23/2022
Sale of Common Stock[88]	(7,055)	24.3961[89]	03/23/2022
Sale of Common Stock[90]	(1,945)	25.2584[91]	03/23/2022
Exercise of Derivative Securities	(9,000)	0.00	03/22/2022
Exercise of Derivative Securities	(9,000)	0.00	03/23/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/18/2022
Sale of Common Stock[92]	(7,588)	25.3873[93]	03/18/2022
Sale of Common Stock[94]	(1,412)	26.0935[95]	03/18/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/21/2022
Sale of Common Stock[96]	(8,626)	24.601[97]	03/21/2022
Sale of Common Stock[98]	(374)	25.4632[99]	03/21/2022

84 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

85 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $24.61 to $25.60, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

86 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

87 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $25.62 to $25.74, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

88 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

89 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.98, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

90 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

91 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $25.04 to $25.56, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

92 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

93 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $24.91 to $25.85, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

94 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

95 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $25.91 to $26.26, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

96 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

97 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $24.21 to $25.18, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

98 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

99 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $25.26 to $25.56, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Exercise of Derivative Securities	(9,000)	0.00	03/18/2022
Exercise of Derivative Securities	(9,000)	0.00	03/21/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/16/2022
Sale of Common Stock100	(6,961)	24.7107101	03/16/2022
Sale of Common Stock102	(2,039)	25.0456103	03/16/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/17/2022
Sale of Common Stock104	(8,411)	25.3307105	03/17/2022
Sale of Common Stock106	(589)	25.9077107	03/17/2022
Exercise of Derivative Securities	(9,000)	0.00	03/16/2022
Exercise of Derivative Securities	(9,000)	0.00	03/17/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/14/2022
Sale of Common Stock108	(4,908)	21.21109	03/14/2022
Sale of Common Stock110	(4,092)	22.5987111	03/14/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/15/2022
Sale of Common Stock112	(2,642)	21.81113	03/15/2022

100 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

101 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.99 to $24.98, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

102 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

103 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $24.99 to $25.23, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

104 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

105 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $24.62 to $25.61, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

106 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

107 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $25.64 to $26.06, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

108 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

109 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $21.21 to $22.17, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

110 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

111 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.21 to $23.00, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

112 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

113 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $21.24 to $22.23, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock114	(6,058)	22.7477115	03/15/2022
Sale of Common Stock116	(300)	23.255117	03/15/2022
Exercise of Derivative Securities	(9,000)	0.00	03/14/2022
Exercise of Derivative Securities	(9,000)	0.00	03/15/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/10/2022
Sale of Common Stock118	(9,000)	23.8002119	03/10/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/11/2022
Sale of Common Stock120	(7,348)	23.0754121	03/11/2022
Sale of Common Stock122	(1,652)	24.0414123	03/11/2022
Exercise of Derivative Securities	(9,000)	0.00	03/10/2022
Exercise of Derivative Securities	(9,000)	0.00	03/11/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/08/2022
Sale of Common Stock124	(8,000)	22.9005125	03/08/2022
Sale of Common Stock126	(1,000)	23.569127	03/08/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/09/2022

114 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

115 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.25 to $23.245, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

116 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

117 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.25 to $23.265, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

118 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

119 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.39 to $24.21, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

120 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

121 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.77 to $23.75, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

122 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

123 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.84 to $24.43, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

124 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

125 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.32 to $23.30, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

126 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

127 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.33 to $23.75, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Sale of Common Stock128	(9,000)	24.2474129	03/09/2022
Exercise of Derivative Securities	(9,000)	0.00	03/08/2022
Exercise of Derivative Securities	(9,000)	0.00	03/09/2022
Acquisition of Non-Derivative Securities	9,000	0.07	03/07/2022
Sale of Common Stock130	(6,042)	23.1681131	03/07/2022
Sale of Common Stock132	(2,658)	24.0656133	03/07/2022
Sale of Common Stock134	(300)	24.8267135	03/07/2022
Exercise of Derivative Securities	(9,000)	0.00	03/07/2022

Penny Sanford

Sale of Common Stock136	(10,649)	25.0431137	03/16/2022
Sale of Common Stock138	(28,951)	25.4145139	03/17/2022
Sale of Common Stock140	(400)	26.065141	03/17/2022

Jason Gesing

Sale of Common Stock142	(7,000)	13.3007143	05/02/2022

128 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

129 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.57 to $24.55, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

130 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

131 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $22.76 to $23.75, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

132 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

133 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $23.77 to $24.635, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

134 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

135 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $24.77 to $24.88, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

136 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

137 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $25.00 to $25.23, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

138 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

139 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $25.00 to $25.96, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

140 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

141 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $26.06 to $26.07, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

142 The sale was effected pursuant to a preexisting Rule 10b5-1 trading plan adopted by the reporting person.

143 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $13.16 to $13.39, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

Acquisition of Non-Derivative Securities	25,000	0.08	04/13/2022
Exercise of Derivative Securities	(25,000)	0.00	04/13/2022
Acquisition of Non-Derivative Securities	25,000	0.08	03/23/2022
Exercise of Derivative Securities	(25,000)	0.00	03/23/2022

Eugene Frederick

Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program144/145	38	0.00	04/30/2022
Common Stock issued as Director Compensation146	150	0.00	04/30/2022
Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program147/148	7	0.00	04/30/2022
Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program149/150	15	0.00	03/31/2022
Common Stock issued as Director Compensation151	95	0.00	03/31/2022
Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program152/153	38	0.00	03/31/2022

144 Includes unvested restricted stock units.

145 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.

146 These shares were issued to the reporting person as compensation for his services as a director.

147 Includes unvested restricted stock units.

148 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.

149 Includes unvested restricted stock units.

150 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.

151 These shares were issued to the reporting person as compensation for his services as a director.

152 Includes unvested restricted stock units.

153 Represents Restricted Stock Units issued under the Issuer’s Real Estate Agent Growth Incentive Program. Each Restricted Stock Unit represents a contingent right to receive one share of the Issuer’s Common Stock and vests three years after the date of grant.